

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Ryan Maarschalk
Chief Financial Officer
Allied Corp.
1405 St. Paul St., Suite 201
Kelowna, BC, Canada V1Y 9N2

      Re: Allied Corp.
           Form 10-K for the Fiscal Year Ended August 31, 2022
           Filed December 14, 2022
           File No. 000-56002

Dear Ryan Maarschalk:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2022

Item 9A. Controls and Procedures, page 64

1.   Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K. Provide similar disclosure in your Form 10-Q for the Quarterly Period Ended November 30, 2022.

Item 15. Exhibits, Financial Statement Schedules
Exhibits 31.1, 31.2, 32.1 and 32.2, page 75

2.   Please properly date the certifications.

Signatures, page 76

3.   Please properly date the signatures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services